Exhibit (a)(13)

Email sent to MapInfo employees on April 13, 2007 by Sally Rice, Manager of Business Practices:

Dear Associates,

This email will provide information on questions that have been raised by our associates regarding the tender offer:

1.	How do I tender the additional ESPP shares that were purchased through the short purchase offering that ended last week?

If you have not yet responded to E*Trade by going to the website they provided to tender the ESPP shares that were previously in your account, you will be able to add these additional shares to your prior balance and check the box that states “Additional Bonds/Shares Deposited.” E*Trade will then tender all the shares in your account, including the ones that were just purchased.

If you already responded to the initial tender offer from E*Trade, you will need to call E*Trade customer service in order to tender the new shares. You will need to have your E*Trade account number and your logon information available. Once you are able to speak to a live person, you may tender your shares verbally. MapInfo is picking up the $30.00 fee that E*Trade charges for this tender and their customer service people should be aware of this and should not ask you to send a check for the tender fee. Here are the numbers to call –

In the US – 1-800-838-0908

International – 1-650-599-0125

2.	How will I be paid for my stock options and do I need to do anything in order to receive payment?

As we previously advised you, there is nothing you need to do to receive payment for your stock options. If the merger is completed, you will receive a payment for your options within 5 business days after the closing of the merger equal to the difference between $20.25 and the exercise price of your options multiplied by the number of options (less applicable withholding taxes.) This payment will be paid to you through an off-cycle payroll in each geography and if you currently have direct deposit of your payroll checks, the payment for your options will be direct deposited. Each geography will receive payment based on the currency conversion rate from US dollars to your local currency on the closing date of the merger.

Please contact me should you have any questions.

Regards,

Sally